Incoming 10K 2010

Exhibit 23.1

	North Carolina State University is a land-grant university and a constituent institution of the University of North Carolina.	Department of Mechanical & Aerospace Engineering
NC STATE UNIVERSITY
College of Engineering Campus Box 7910 / 3211 Broughton Hall Raleigh, NC 27695-7910 919.515.2365 919.515.7968
7 March 2011

Mr. Randy Dellinger
Foothills Bio-Energies

Cost savings estimates based on using waste glycerin as a boiler fuel.

The boiler at Foothills Bio-Energies is used to provide steam for process heat to produce biodiesel and demethylate the glycerin byproduct. The facility currently produces approx 1million lbs of crude glycerin annually. The energy content of this glycerin is approximately 17 MJ/kg or 7300 Btu/lb. Therefore there is approx 7.3 x109 Btu of heat available from this waste stream. This is equivalent to 73,000 therms of natural gas. Foothills consumes approx 45,000 therms of natural gas annually for process heat. The combustion efficiency of glycerin has been shown to be very close to that of natural gas, and thus can be replaced based solely on energy content.

The boiler at Foothills is being modified to allow ‘low fire’ operation on natural gas and ‘high fire’ operation with crude glycerin. The majority of the fuel, approximately 85%, is consumed during ‘high fire’ operation. Thus 85% of the natural gas can be replaced with waste glycerin (approx 39,000 therms, or 540,000 lbs of glycerin). This leaves a balance of more than 400,000 lbs of crude glycerin to sell as a commodity.

Replacing natural gas with crude glycerin is both economical and carbon neutral.

I, William Roberts, the undersigned hereby consent to the disclosure of the foregoing in the annual report of Incoming, Inc for the fiscal year ended November 30, 2010

/s/William Roberts
William Roberts, PhD